Jennison Blend Fund, Inc.
For the fiscal period ended 8/31/2008
File No.  811-03336

EXHIBIT 77D(1)
Policies With Respect to Security Investment

JENNISON BLEND FUND, INC.

Supplement dated November 24, 2008 to the Prospectus and Statement of Additional Information dated October 31, 2007
This Supplement replaces the supplement dated
November 10, 2008 to the Prospectus and Statement of
Additional Information dated October 31, 2007 of
Jennison Blend Fund, Inc.

On November 6, 2008, the Board of Directors (?the Board?)
for Jennison Blend Fund, Inc. (?the Fund?)
approved revisions to certain non-fundamental investment policies for the Fund. The Board approved revisions that would allow the Fund to increase its investment weightings in small- and mid-cap equity and equity-related securities. The Fund is currently classified by Lipper, Inc. as a large-cap core fund. The recently approved changes described below will be incorporated into the Fund?s new
Prospectus to be effective with the
Securities and Exchange Commission in December 2008, and will be implemented on or about January 29,
2009. The following table indicates the current and revised investment policies:

Current Policy
Revised Policy
Our investment objective is long-term growth of capital. This means we seek investments whose price will increase over several years. We normally invest at least 80% of the Fund's investable assets in the equity and equity-related securities of major, established companies. These are companies that we believe are in sound financial condition and have the potential for price appreciation greater than broadly-based stock indexes such as the Standard & Poor's 500 Composite
Stock Price Index (S&P 500 Index) or the Russell 1000
Index (Russell 1000 Index) at valuations comparable to that of the indices. In deciding which securities to buy, our portfolio managers use a blend of investment styles.
That is, we invest in equity and equity-related securities from traditionally growth and value areas, as well as stocks exhibiting characteristics of both.
Our investment objective is long-term growth of capital.
This means we seek investments whose price will increase over several years. We normally invest at least
80% of the Fund's investable assets in equity and equity-related securities. We may invest in securities of issuers of any market capitalization-size. In deciding which securities to buy, our portfolio managers use a blend of investment styles. That is, we invest in equity and equity-related securities from traditionally growth and value areas, as well as stocks exhibiting characteristics of both. We use quantitative analytics to complement our fundamental investment process, and to provide additional investment insights on which investment decisions may be made from time to time.

As a consequence of the Fund?s potential increased weighting in small- and mid-cap equity and equity ?
related securities, the Fund will discontinue usage of the Standard and Poor?s 500 Composite Stock Price
Index and the Russell 1000 Index as performance benchmarks. Going forward, the Fund will use the Russell
3000 Index as a performance benchmark. Because of the Fund?s potential increased exposure to small- and mid-cap equity and equity-related securities, the portfolio management team will be expanded to include John Mullman, Mehdi Mahmud, and Jason McManus. Mr. Mullman currently leads Jennison?s small and mid-cap portfolio management team. Messrs. Mahmud and McManus will be responsible for managing the aggregate market capitalization and style exposures of the Fund, and will also have oversight of the quantitative analytical tools used to support the strategy. Their expertise is in quantitative research and portfolio analytics. Blair Boyer, David Kiefer, and Spiros ?Sig? Segalas will remain as Portfolio Managers for the Fund.



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